As filed with the Securities and Exchange Commission on May 20, 2009
Registration Number 333-150925

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ATLAS RESOURCES PUBLIC #18-2008 PROGRAM
(Exact name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number)

Not Applicable
(IRS Employer Identification Number)

Westpointe Corporate Center One
1550 Coraopolis Heights Road
2nd Floor
Moon Township, Pennsylvania 15108
(412) 262-2830
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jack L. Hollander, Senior Vice President – Direct Participation Programs
Atlas Resources, LLC
Westpointe Corporate Center One, 1550 Coraopolis Heights Road
2nd Floor, Moon Township, Pennsylvania 15108
(412) 262-2830
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

 With a Copy to:
Wallace W. Kunzman, Jr., Esq.
Kunzman & Bollinger, Inc.
5100 N. Brookline
Suite 600
Oklahoma City, Oklahoma 73112

As soon as practicable after this Registration Statement becomes effective.
(Approximate Date of Commencement of Proposed Sale to the Public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒   333-150925

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (4)	Unit Amounts to be Registered	Dollar Amounts to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Investor General Partner Units (1)	59,000	$590,000,000	$10,000	$590,000,000	$23,187
Converted Limited Partner Units (2)	59,000	- 0 -	- 0 -	- 0 -	- 0 -
Limited Partner Units (3)	1,000	$10,000,000	$10,000	$10,000,000	$393
TOTAL	60,000	$600,000,000		$600,000,0000	$23,580	*

*	Previously paid.
(1)	“Investor General Partner Units” means the investor general partner interests offered to participants in the program.
(2)
“Converted Limited Partner Units” means up to 59,000 limited partner units into which the investor general partner units automatically will be converted by the managing general partner with no additional price paid by the investor.

(3)	“Limited Partner Units” means up to 1,000 initial limited partner interests offered to participants in the program.
(4)
The partnerships reserve the right to adjust the number of Investor General Partner Units, Limited Partner Units and Investor General Partner Units converted to Limited Partner Units set forth above so long as they do not exceed 60,000 units in the aggregate.

Part ii
information not required in prospectus

Item 13.   Other Expenses of Issuance and Distribution.
The expenses to be incurred in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts, commissions and expense allowances, are estimated to be as follows:

Accounting Fees and Expenses	$300,000	*
Legal Fees (including Blue Sky) and Expenses	700,000	*
Printing	600,000	*
SEC Registration Fee	23,580
Blue Sky Filing Fees (excluding legal fees)	192,240	*
FINRA Filing Fee	60,500
Miscellaneous	3,317,623	*

Total	$5,193,943	*

*Estimated

Item 14.  Indemnification of Directors and Officers.
Title 15, Section 8945 of the Pennsylvania Consolidated Statutes provides for indemnification of members and managers by a limited liability company subject to certain limitations.

Under Section 4.05 of the Amended and Restated Certificate and Agreement of Limited Partnership, the Participants, within the limits of their Capital Contributions, and the Partnership, generally agree to indemnify and exonerate the Managing General Partner, the Operator and their Affiliates from claims of liability to any third party arising out of operations of the Partnership provided that:

•	they determined in good faith that the course of conduct which caused the loss or liability was in the best interest of the Partnership;

•	they were acting on behalf of or performing services for the Partnership; and

•	the course of conduct was not the result of their negligence or misconduct.

Section 11 of the Dealer-Manager Agreement provides for the indemnification of the Managing General Partner, the Partnership and control persons under specified conditions by the Dealer-Manager and/or Selling Agent.

Item 15.   Recent Sales of Unregistered Securities.
None by the Registrant.

Atlas Resources, LLC (“Atlas”), an Affiliate of the Registrant, has made sales of unregistered and registered securities within the last three years.  See the section of the Prospectus captioned “Prior Activities” regarding the sale of limited and general partner interests.  In the opinion of Atlas, the foregoing unregistered securities in each case have been and/or are being offered and sold in compliance with exemptions from registration provided by the Securities Act of 1933, as amended, including the exemptions provided by Section 4(2) of that Act and certain rules and regulations promulgated thereunder.  The securities in each case have been and/or are being offered and sold to a limited number of persons who had the sophistication to understand the merits and risks of the investment and who had the financial ability to bear such risks.  The units of limited and general partner interests were sold to persons who were Accredited Investors, as that term is defined in Regulation D (17 CFR 230.501(a)), or who had, at the time of purchase, a net worth of at least $225,000 (exclusive of home, furnishings and automobiles) or a net worth (exclusive of home, furnishings and automobiles) of at least $125,000 and gross income of at least $75,000, or otherwise satisfied Atlas that the investment was suitable.

Item 16.  Exhibits and Financial Statement Schedules.

(a)       Exhibits

1.1	Proposed form of Dealer-Manager Agreement with Anthem Securities, Inc. (2)

3.1	Certificate of Organization of Atlas Resources, LLC (1)

3.2	Operating Agreement of Atlas Resources, LLC (1)

4.1	Certificate of Limited Partnership for Atlas Resources Public #18-2008(A) L.P. (1)

4.2	Certificate of Limited Partnership for Atlas Resources Public #18-2009(B) L.P. (1)

4.3	Certificate of Limited Partnership for Atlas Resources Public #18-2009(C) L.P. (1)

4.4
Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #18-2009(B) L.P. [Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #18-2009(C) L.P.] (See Exhibit (A) to Prospectus)

5.1	Opinion of Kunzman & Bollinger, Inc. as to the legality of the Units (1)

8.1	Opinion of Kunzman & Bollinger, Inc. as to federal tax matters (3)

10.1	Escrow Agreement for Atlas Resources Public #18-2008(A) L.P. (2)

10.2	Escrow Agreement for Atlas Resources Public #18-2009(B) L.P. (3)

10.3	Escrow Agreement for Atlas Resources Public #18-2009(C) L.P. (1)

10.4
Form of Drilling and Operating Agreement for Atlas Resources Public #18-2009(B) L.P. [Atlas Resources Public #18-2009(C) L.P.] (See Exhibit (II) to the Form of Limited Partnership Agreement, Exhibit (A) to Prospectus)

10.5	Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.6
Guaranty dated August 12, 2003 between First Energy Corp. and Atlas Resources, Inc. to Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.7
Master Natural Gas Gathering Agreement dated February 2, 2000 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation (1)

10.8
Omnibus Agreement dated February 2, 2000 among Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation, and Atlas Pipeline Operating Partnership, L.P., and Atlas Pipeline Partners, L.P. (1)

10.9
Natural Gas Gathering Agreement dated January 1, 2002 among Atlas Pipeline Partners, L.P., and Atlas Pipeline Operating Partnership, L.P. and Atlas Resources, Inc., and Atlas Energy Group, Inc. and Atlas Noble Corporation, and Resource Energy Inc., and Viking Resources Corporation (1)

10.10	Base Contract for Sale and Purchase of Natural Gas dated November 13, 2002 Between UGI Energy Services, Inc. and Viking Resources Corp. (1)

10.11	First Amendment to Base Contract for Sale and Purchase of Natural Gas (1)

10.12	Second Amendment to Base Contract for Sale and Purchase of Natural Gas (1)

10.13	Third Amendment to Base Contract for Sale and Purchase of Natural Gas (1)

10.14	Guaranty dated June 1, 2004 between UGI Corporation and Viking Resources Corp. (1)

10.15	Guaranty as of December 7, 2004 between FirstEnergy Corp. and Atlas Resources, Inc. (1)

10.16
Confirmation of Gas Purchase and Sales Agreement dated November 17, 2004 between Atlas Resources, Inc. et. al. and First Energy Solutions Corp. for the period from April 1, 2006 through March 31, 2007 production/calendar periods (1)

10.17	Transaction Confirmation dated December 14, 2004 between Atlas America, Inc. and UGI Energy Services, Inc. d/b/a GASMARK (1)

10.18	Guaranty dated January 1, 2005 between UGI Corporation and Viking Resources Corp. (1)

10.19
Amendment dated October 25, 2005 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., Viking Resources Corporation, Atlas Noble Corp., and Atlas Resources, Inc. to the Master Natural Gas Gathering Agreement dated February 2, 2000 and the Natural Gas Gathering Agreement dated January 1, 2002 (1)

10.20	Contribution, Conveyance and Assumption Agreement dated December 18, 2006 among Atlas America, Inc., Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.21	Omnibus Agreement dated December 18, 2006 between Atlas Energy Resources, LLC and Atlas America, Inc. (1)

10.22	Management Agreement dated December 18, 2006 among Atlas Energy Resources, LLC, Atlas Energy Operating Company, LLC, and Atlas Energy Management, Inc. (1)

10.23
Amendment and Joinder to Omnibus Agreement dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.24
Amendment and Joinder to Gas Gathering Agreements dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, Atlas America, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.25
Revolving Credit Agreement dated as of December 18, 2006 Among Atlas Energy Operating Company, LLC, as Borrower; AER Pipeline Construction, Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Ohio, LLC, Atlas Energy Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, and Viking Resources LLC as Guarantors; Wachovia Bank, National Association as Administrative Agent and Issuing Bank; Bank Of America, N.A. and Compass Bank as Co-Syndication Agents; Bank Of Oklahoma, N.A., U.S. Bank, National Association and BNP Paribas as Co-Documentation Agents and the Lenders Signatory Hereto $250,000,000 Senior Secured Revolving Credit Facility Wachovia Capital Markets, LLC as Lead Arranger (1)

10.26	Continuing Guaranty Agreement dated December 18, 2006 by Atlas Energy Resources, LLC in Favor of Wachovia Bank, National Association, as Administrative Agent for the Lenders (1)

10.27	Amendment No. 1 to Amended and Restated Operating Agreement of Atlas Energy Resources, LLC dated June 29, 2007 (1)

10.28
Credit Agreement dated as of June 29, 2007 among Atlas Energy Resources, LLC, as Parent Guarantor, Atlas Energy Operating Company, LLC, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Wachovia Bank, National Association, as Syndicated Agent, and Bank of America, N.A., BNP Paribas, Royal Bank of Canada and UBS AG, Stamford Branch, as Co-Documentation Agents, and the Lenders Party Hereto Sole Lead Arranger and Sole Bookrunner J.P. Morgan Securities Inc. (1)

10.29	Voting Agreement Dated as of June 29, 2007 Between Atlas America, Inc. and Atlas Energy Management, Inc. (1)

10.30	Registration Rights Agreement dated as of June 29, 2007 (1)

10.33
Formation and Exchange Agreement dated March 31, 2009 between Williams Field Services Group, LLC, Williams Laurel Mountain, LLC, Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P. and APL Laurel Mountain, LLC

10.34	Agreement and Plan of Merger dated as of April 27, 2009 among Atlas Energy Resources LLC, Atlas America, Inc., Atlas Energy Management, Inc., and Merger Sub, as defined therein

23.1	Consent of Independent Registered Public Accounting Firm (4)

23.2	Consent of Kunzman & Bollinger, Inc. (See Exhibits 5.1 and 8.1)

23.3	Consent of Wright & Company, Inc. (4)

23.4	Consent of DC Energy Consultants (4)

24.1	Power of Attorney (3)

(1)	Previously filed in the Registration Statement dated May 14, 2008, and incorporated by reference.
(2)	Previously filed in Pre-Effective Amendment No. 2 dated October 15, 2008, and incorporated by reference.
(3)	Previously filed in Post-Effective Amendment No. 1 dated February 5, 2009, and incorporated by reference.
(4)	Previously filed in Post-Effective Amendment No. 2 dated March 18, 2009, and incorporated by reference.

(b)	Financial Statement Schedules

All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)
Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B)
Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C)
Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by "Item 8.A. of Form 20-F (17 CFR 249.220f)" at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§ 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or § 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§ 230.430B of this chapter):

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)
The undersigned registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(e)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(f)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(g)	(1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)
The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (h) (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§ 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(k)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(l)
The undersigned registrant hereby undertakes that, except as otherwise provided by Item 1105 of Regulation AB (17 CFR 229.1105), information provided in response to that Item pursuant to Rule 312 of Regulation S-T (17 CFR 232.312) through the specified Internet address in the prospectus is deemed to be a part of the prospectus included in the registration statement. In addition, the undersigned registrant hereby undertakes to provide to any person without charge, upon request, a copy of the information provided in response to Item 1105 of Regulation AB pursuant to Rule 312 of Regulation S-T through the specified Internet address as of the date of the prospectus included in the registration statement if a subsequent update or change is made to the information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania on May 20, 2009.

ATLAS RESOURCES PUBLIC #18-2008 PROGRAM
(Registrant)

	By:	Atlas Resources, LLC,
Managing General Partner

Jack L. Hollander, pursuant	By:	/s/ Jack L. Hollander
to the Registration Statement, has		Jack L. Hollander, Senior Vice President –
been granted Power of Attorney and is		Direct Participation Programs
signing on behalf of the names shown
below, in the capacities indicated.

In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Freddie M. Kotek	President, Chief Executive Officer and Chairman of the Board of Directors	May 20, 2009

Frank P. Carolas	Executive Vice President – Land and Geology and a Director	May 20, 2009

Jeffrey C. Simmons	Executive Vice President – Operations and a Director	May 20, 2009

Matthew A. Jones	Chief Financial Officer	May 20, 2009

Sean P. McGrath	Chief Accounting Officer	May 20, 2009

As filed with the Securities and Exchange Commission on May 20, 2009

Registration Number 333-150925

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS
TO
POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ATLAS RESOURCES PUBLIC #18-2008 PROGRAM
(Exact name of Registrant as Specified in its Charter)

Jack L. Hollander, Senior Vice President – Direct Participation Programs
Atlas Resources, LLC
Westpointe Corporate Center One, 1550 Coraopolis Heights Road
2nd Floor, Moon Township, Pennsylvania 15108
(412) 262-2830
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Wallace W. Kunzman, Jr., Esq.	Jack L. Hollander
Kunzman & Bollinger, Inc.	Atlas Resources, LLC
5100 N. Brookline, Suite 600	Westpointe Corporate Center One,
Oklahoma City, Oklahoma 73112	1550 Coraopolis Heights Road, 2nd Floor
Moon Township, Pennsylvania 15108

EXHIBIT INDEX

Exhibit No.	Description

1.1	Proposed form of Dealer-Manager Agreement with Anthem Securities, Inc. (2)

3.1	Certificate of Organization of Atlas Resources, LLC (1)

3.2	Operating Agreement of Atlas Resources, LLC (1)

4.1	Certificate of Limited Partnership for Atlas Resources Public #18-2008(A) L.P. (1)

4.2	Certificate of Limited Partnership for Atlas Resources Public #18-2009(B) L.P. (1)

4.3	Certificate of Limited Partnership for Atlas Resources Public #18-2009(C) L.P. (1)

4.4
Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #18-2009(B) L.P. [Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #18-2009(C) L.P.] (See Exhibit (A) to Prospectus)

5.1	Opinion of Kunzman & Bollinger, Inc. as to the legality of the Units (1)

8.1	Opinion of Kunzman & Bollinger, Inc. as to federal tax matters (3)

10.1	Escrow Agreement for Atlas Resources Public #18-2008(A) L.P. (2)

10.2	Escrow Agreement for Atlas Resources Public #18-2009(B) L.P. (3)

10.3	Escrow Agreement for Atlas Resources Public #18-2009(C) L.P. (1)

10.4
Form of Drilling and Operating Agreement for Atlas Resources Public #18-2009(B) L.P. [Atlas Resources Public #18-2009(C) L.P.] (See Exhibit (II) to the Form of Limited Partnership Agreement, Exhibit (A) to Prospectus)

10.5	Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.6
First Amendment dated February 1, 2001 to Base Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.7
Second Amendment dated July 16, 2003 to Base Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.8
Third Amendment dated January 5, 2007 to Base Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.9
Guaranty dated August 12, 2003 between First Energy Corp. and Atlas Resources, Inc. to Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10.10
Master Natural Gas Gathering Agreement dated February 2, 2000 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation (1)

10.11
Omnibus Agreement dated February 2, 2000 among Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation, and Atlas Pipeline Operating Partnership, L.P., and Atlas Pipeline Partners, L.P. (1)

10.12
Natural Gas Gathering Agreement dated January 1, 2002 among Atlas Pipeline Partners, L.P., and Atlas Pipeline Operating Partnership, L.P. and Atlas Resources, Inc., and Atlas Energy Group, Inc. and Atlas Noble Corporation, and Resource Energy Inc., and Viking Resources Corporation (1)

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Exhibit No.	Description

10.13	Base Contract for Sale and Purchase of Natural Gas dated November 13, 2002 Between UGI Energy Services, Inc. and Viking Resources Corp. (1)

10.14	First Amendment to Base Contract for Sale and Purchase of Natural Gas (1)

10.15	Second Amendment to Base Contract for Sale and Purchase of Natural Gas (1)

10.16	Guaranty dated June 1, 2004 between UGI Corporation and Viking Resources Corp. (1)

10.17	Guaranty as of December 7, 2004 between FirstEnergy Corp. and Atlas Resources, Inc. (1)

10.18
Confirmation of Gas Purchase and Sales Agreement dated November 17, 2004 between Atlas Resources, Inc. et. al. and First Energy Solutions Corp. for the period from April 1, 2006 through March 31, 2007 production/calendar periods (1)

10.19	Transaction Confirmation dated December 14, 2004 between Atlas America, Inc. and UGI Energy Services, Inc. d/b/a GASMARK (1)

10.20	Guaranty dated January 1, 2005 between UGI Corporation and Viking Resources Corp. (1)

10.21
Amendment dated October 25, 2005 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., Viking Resources Corporation, Atlas Noble Corp., and Atlas Resources, Inc. to the Master Natural Gas Gathering Agreement dated February 2, 2000 and the Natural Gas Gathering Agreement dated January 1, 2002 (1)

10.22	Contribution, Conveyance and Assumption Agreement dated December 18, 2006 among Atlas America, Inc., Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.23	Omnibus Agreement dated December 18, 2006 between Atlas Energy Resources, LLC and Atlas America, Inc. (1)

10.24	Management Agreement dated December 18, 2006 among Atlas Energy Resources, LLC, Atlas Energy Operating Company, LLC, and Atlas Energy Management, Inc. (1)

10.25
Amendment and Joinder to Omnibus Agreement dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.26
Amendment and Joinder to Gas Gathering Agreements dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, Atlas America, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (1)

10.27
Revolving Credit Agreement dated as of December 18, 2006 Among Atlas Energy Operating Company, LLC, as Borrower; AER Pipeline Construction, Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Ohio, LLC, Atlas Energy Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, and Viking Resources LLC as Guarantors; Wachovia Bank, National Association as Administrative Agent and Issuing Bank; Bank Of America, N.A. and Compass Bank as Co-Syndication Agents; Bank Of Oklahoma, N.A., U.S. Bank, National Association and BNP Paribas as Co-Documentation Agents and the Lenders Signatory Hereto $250,000,000 Senior Secured Revolving Credit Facility Wachovia Capital Markets, LLC as Lead Arranger (1)

10.28	Continuing Guaranty Agreement dated December 18, 2006 by Atlas Energy Resources, LLC in Favor of Wachovia Bank, National Association, as Administrative Agent for the Lenders (1)

10.29	Amendment No. 1 to Amended and Restated Operating Agreement of Atlas Energy Resources, LLC dated June 29, 2007 (1)

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Exhibit No.	Description

10.30
Credit Agreement dated as of June 29, 2007 among Atlas Energy Resources, LLC, as Parent Guarantor, Atlas Energy Operating Company, LLC, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Wachovia Bank, National Association, as Syndicated Agent, and Bank of America, N.A., BNP Paribas, Royal Bank of Canada and UBS AG, Stamford Branch, as Co-Documentation Agents, and the Lenders Party Hereto Sole Lead Arranger and Sole Bookrunner J.P. Morgan Securities Inc. (1)

10.31	Voting Agreement Dated as of June 29, 2007 Between Atlas America, Inc. and Atlas Energy Management, Inc. (1)

10.32	Registration Rights Agreement dated as of June 29, 2007 (1)

10.33
Formation and Exchange Agreement dated March 31, 2009 between Williams Field Services Group, LLC, Williams Laurel Mountain, LLC, Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P. and APL Laurel Mountain, LLC

10.34	Agreement and Plan of Merger dated as of April 27, 2009 among Atlas Energy Resources LLC, Atlas America, Inc., Atlas Energy Management, Inc., and Merger Sub, as defined therein

23.1	Consent of Independent Registered Public Accounting Firm (4)

23.2	Consent of Kunzman & Bollinger, Inc. (See Exhibits 5 and 8)

23.3	Consent of Wright & Company, Inc. (4)

23.4	Consent of DC Energy Consultants (4)

24.1	Power of Attorney (3)

(1)	Previously filed in the Registration Statement dated May 14, 2008, and incorporated by reference.
(2)	Previously filed in Pre-Effective Amendment No. 2 dated October 15, 2008, and incorporated by reference.
(3)	Previously filed in Post-Effective Amendment No. 1 dated February 5, 2009, and incorporated by reference.
(4)	Previously filed in Post-Effective Amendment No. 2 dated March 18, 2009, and incorporated by reference.

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